

October 3, 2011

Via E-mail
James L. McCulloch
Senior Vice President, General Counsel and Secretary
Forum Energy Technologies, Inc.
920 Memorial City Way, Suite 800
Houston, Texas 77024

> **Re: Forum Energy Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 1, 2011**
> **File No. 333-176603**

Dear Mr. McCulloch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make

sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3.   In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit.

4.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

5.   Please submit all material exhibits, including, without limitation, the underwriting agreement and the legality opinion, in order to facilitate our review of your filing. We may have further comment upon our review.

6.   You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

7.   We note your disclosure at page 8 relating to your geographic expansion into the Middle East. Please identify the countries in the Middle East in which you operate and hope to operate.

8.   We note your disclosure that LESA through SCF will control the outcome of stockholder voting. We also note your disclosure that you have renounced any interest in specified business opportunities and that SCF and its director nominees on your board have no obligation to offer you these opportunities. Please expand your disclosure to discuss in further detail whether and how LESA, through SCF or otherwise, will allocate any potential transactions or financial professionals to your business in view of its relationship with various other similar companies. In this regard, we note the investments listed at *http://www.scfpartners.com/?id=75*. In your revised disclosure, please discuss whether LESA and/or SCF maintain a related investment, conflict of interest or similar policy in respect of its affiliates and/or portfolio companies.

9.   We note your disclosure throughout relating to a "new credit facility." We also note your disclosure in the table at page 77 relating to your "revolving credit facilities." We further note that you have filed as an exhibit your senior secured revolving credit facility, as amended. Please revise your disclosure to clarify and reconcile your disclosure relating to a new facility with your disclosure relating to multiple facilities. To the extent that you are now a party to any credit facilities of your predecessor entities, so state

(including, without limitation, by adding a footnote to the table at page 77) and provide the basis for not filing such agreements as exhibits to the registration statement.

10.   We note your disclosure throughout relating to an equity commitment from SCF Partners. Please revise your disclosure to describe the terms of such commitment and file any related agreements.

Prospectus Summary, page 1

11.   We note your disclosure at page 22 that the "ongoing integration of [y]our business in connection with the Combination and the eight acquisitions [you] have completed since the Combination presents a number of risks…." Provide a brief history of the various acquisitions referenced, including those acquisitions leading up to the Combination (including those acquisitions effected by the constituent companies of the Combination) and those following the Combination. Provide a more detailed presentation under Business or MD&A.

Risk Factors, page 21

General

12.   Please eliminate generic risks which could apply to any public company or company in your industry, instead tailoring each risk to your particular circumstances. For example, and without limitation, we note the risk asserted under "—If we are unable to accurately predict demand…."

13.   As appropriate, please ensure that each risk factor does not assert multiple risks that should be set forth in individual risk factors. For example, and without limitation, we note the risk factor beginning "Our non-U.S. operations will subject us…" contains a risks associated with currency exchanges fluctuations, jurisdictional disputes and variances in regulation.

14.   We note your disclosure at page 15 regarding the restrictive covenant in your credit facility relating to dividend distributions. Please expand your risk factor disclosure to describe this and any other restrictive covenant contained in your credit facility that may materially affect your business.

15.   We note your disclosure at page 130 suggesting that you have elected not to comply with certain NYSE corporate governance requirements. Please expand your risk factor disclosure to describe any associated risks in this regard.

Our Operations are subject to hazards inherent in the oil and gas industry…, page 27

16.   We note that you manufacture products or provide services employed in hydraulic
       fracturing or deepwater exploration.   Please expand this risk to add any material risks
       associated with those operations. For example, please discuss, if material and applicable,
       risks such as the underground migration of hydraulic fracturing fluids, spillage or
       mishandling of recovered hydraulic fracturing fluids and spills or blowouts in a
       deepwater environment. You may also, as applicable, cross-reference to any existing
       disclosures of such risks.

Our-U.S. operations will subject us to special risks, page 29

17.   Expand your disclosure to identify any foreign jurisdictions which represent a material
       amount of your assets, operations or revenues.

Use of Proceeds, page 42

18.   We note your disclosure relating to the intended allocation of your estimated use of
       proceeds. Please present the information in tabular form to facilitate clarity.

19.   We note that you intend to use the proceeds received from the offering to repay
       borrowings under your credit facility. Please revise to disclose whether, upon repayment
       of the credit facility, you have any plans to immediately draw down on the credit facility,
       and if so, for what purposes.

Pro forma condensed combined balance sheet, page 55

20.   Explain to us how you have considered providing footnote disclosure showing the
       determination and allocation of the purchase for each of the acquisitions reflected in your
       pro forma balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Product and Infrastructure Segment, page 68

21.   You attribute the increase in revenue to "improved market conditions, the successful
       additions of several new customers and expansion into geographic markets." To the
       extent practicable, quantify the separate impact of each of these elements.

Critical accounting policies and estimates, page 77

Business combinations, goodwill and other intangible assets, page 80

22.   We note that you have recorded goodwill impairment charges in recent prior periods. In view of this, tell us whether you have any reporting units for which fair value is not substantially in excess of carrying value. If so, provide the following disclosure for each such reporting unit:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;

- Amount of goodwill allocated to the reporting unit;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We believe such disclosure is required by Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty. Additional guidance on this concept is included in Section V of Interpretive Release No. 33-8350, which states that under the existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements.

Business, page 86

New product development and intellectual property, page 119

23.   We note the discussion of your research and development programs. Explain to us how you have considered the disclosure requirements of Item 101(c)(xi) of Regulation S-K.

Operating Risk and Insurance, page 121

24.   You indicate that you carry "a variety of insurance for our operations" and that you are "partially self-insured for certain claims." Clarify for which items you carry insurance and for which items you self-insure.

Legal Proceedings, page 124

25.   Please identify the subsidiaries that are subject to the referenced legal proceedings. Please also identify the name of the court or agency in which the proceedings are pending. See Item 103 of Regulation S-K.

Board of Directors, page 130

26.   You indicate that you will be a "controlled company" under Section 303A of the NYSE Listed Company Manual and indicate you may "elect not to comply with certain NYST corporate governance requirements." You then state that "these requirements will not apply to us as long as we are a controlled company." State clearly whether you have elected not to comply with Section 303A.

Compensation Discussion and Analysis, page 133

27.   We note your disclosure at page 141 that you expect that long-term equity grants to be a "significant portion of [y]our NEO total compensation." Please revise your disclosure to quantify in percentage form the portions of total compensation relating to each compensation component for 2011 in a manner comparable to the disclosure at page 143 in respect of 2010.

Certain relationships and related party transactions, page 161

28.   Please revise your disclosure to identify the Escrow Stockholders and explain the nexus to the asbestos litigation. The section cross-referenced does not provide that information. Also, if any of the Escrow Stockholders are executive officers and/or directors and these shares represent compensation, tell us whether that compensation is addressed in your compensation disclosure.

Index to financial statements, page F-1

General

29.   We note the financial statements you have provided in connection with recent acquisitions. Provide to us, as supplemental information, a reasonably detailed analysis that demonstrates how the entities and annual and interim periods for which you have

provided financial statements for the acquired entities meet the requirements of Rule 3-05 of Regulation S-X.

Forum Energy Technologies, Inc. and Subsidiaries

Consolidated Balance Sheets at December 31, 2009 and December 31, 2010, page F-8

30.   We note that you classified the value assigned to warrants sold in 2010 as a component of equity. We further note the disclosure on page 172 indicates that adjustments to the exercise price of the warrants will occur under certain circumstances. Please tell us if these potential adjustments are akin to a down round protection requiring classification of the warrants as a liability. Refer to FASB ASC 815-40-15 including ASC 815-40-15-7.

Consolidated Statements of Income, page F-9

31.   We note that you generate revenue from the sale of products, from rentals and from services. In view of this, explain to us how you have considered the disclosure requirements of Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

Notes to consolidated financial statements, page F-15

Note 1. Nature of operations and combination, page F-15

32.   Tell us the ownership interests of SCF in FOT, Global Flow, Triton and Subsea at the time of the combination. Separately, tell us whether the financial statements of FET reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control. See FASB ASC paragraph 805-50-30-5.

Note 2. Summary of Significant Accounting Policies, page F-15

Property and equipment, page F-17

33.   We note your disclosure regarding a change in the estimated useful life of marine electronic survey equipment. Explain to us, in reasonable detail, the facts and circumstances surrounding this change. As part of your response, tell us the original and revised useful lives. Also, describe the specific information you considered in connection with this change and explain why it supports the new useful life. Note that this comment also applies to the change in estimated useful lives for certain intangible assets discussed elsewhere in the notes to your financial statements.

Revenue recognition and deferred revenue, page F-20

34.   We note your disclosure regarding contracts for which revenue is recognized using the percentage of completion method. Explain to us your reasons for concluding that the use of this method is appropriate for the contracts in question. As part of your response, tell us the nature of products or services provided. Additionally, describe material terms of the arrangements under which the services are provided, including payment, performance and acceptance provisions.

35.   We note your discussion regarding costs and profit in excess of billings. Describe for us the terms of the underlying arrangements or other factors that prevent you from billing your customers at the time revenue is recognized. As part of your response, tell us when, and under what circumstances, these amounts become billable.

Note 5. Goodwill and intangible assets, page F-27

36.   Explain to us how you have considered the requirement of FASB ASC 350-20-50-1 to provide specified information regarding goodwill both in total and for each reportable segment.

37.   Explain to us, in reasonable detail, how you have identified your reporting units for purposes of your goodwill accounting. As part of your response, provide copies of the information that segment management reviews in connection with their management function.

38.   Based on the disclosure under this note, it is unclear whether operating segments have been aggregated to produce your reportable segments. Revise your disclosure to clarify this. See FASB ASC paragraph 280-10-50-21(a).

39.   Tell us your operating segments and explain how those have been identified. Additionally, tell us whether operating segments have been aggregated to produce your reportable segments. To the extent that operating segments have been aggregated, provide us with a reasonably detailed analysis that supports your conclusion that aggregation is appropriate. As part of your response, identify your chief operating decision maker (CODM) and provide us with a copy of the information the CODM reviews to make resource allocation decisions and assess performance. See FASB ASC paragraphs 280-10-50-1 through 280-10-50-11.

Exhibits and Financial Statement Schedules, page II-7

40.   Please ensure that all exhibits, as applicable, are executed. For example, and without limitation, it appears that Amendment No. 1 to the Registration Rights Agreement is signed but that the Registration Rights Agreement is not signed.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Cannarella at (202) 551-3337 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
         Sarah K. Morgan
         Vinson & Elkins L.L.P.
         1001 Fannin, Suite 2500
         Houston, Texas 77002